Exhibit 16.1

Tel: 732-750-0900	90 Woodbridge Center Dr., 4th Floor
Fax: 732-750-1222	Woodbridge, NJ 07095
www.bdo.com

July 10, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 6, 2018, to be filed by our former client, Genie Energy Ltd. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.